Exhibit 99.1
PlanetOut Inc.
Unaudited Pro Forma Condensed Combined Statement of Income
For the twelve months ended December 31, 2005
(all amounts in thousands, except per share data)

	Historical		Pro Forma
	PlanetOut	LPI Media	Adjustments		Combined
Revenue:
Advertising services	$8,885	$16,397	$(15)	A	$25,267
Subscription services	20,150	6,796	—		26,946
Transaction services	1,430	7,303	—		8,733

Total revenue	30,465	30,496	(15)		60,946

Operating costs and expenses:
Cost of revenue	9,137	17,118	—		26,255
Sales and marketing	10,352	6,487	(15)	A	16,824
General and administrative	6,471	2,509	—		8,980
Depreciation and amortization	3,230	462	(1)	B	5,045
			1,354	C

Total costs and expenses	29,190	26,576	1,338		57,104

Income (loss) from operations	1,275	3,920	(1,353)		3,842
Equity in net loss of unconsolidated affiliate	(57)	—	—		(57)
Interest expense	(105)	(795)	(513)	D	(1,413)
Other income (expense), net	1,199	—	(630)	E	569

Income (loss) before income taxes	2,312	3,125	(2,496)		2,941
Provision for income taxes	(207)	—	—		(207)

Net income (loss)	$2,105	$3,125	$(2,496)		$2,734

Net earnings (loss) per share:
Basic	$0.12				$0.16

Diluted	$0.12				$0.15

Weighted-average shares used to compute net earnings per share:
Basic	17,116				17,116

Diluted	18,192				18,192

The accompanying notes to the unaudited pro forma condensed combined financial information are an integral part of these condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Note 1: Basis of Pro Forma Presentation
On November 8, 2005, PlanetOut completed the acquisition, through two wholly owned subsidiaries, of substantially all of the assets of LPI Media Inc. (“LPI”), SpecPub, Inc. (“SpecPub”) and Triangle Media Services, Inc. (“TMS”, and, collectively with LPI and SpecPub, “LPI Media”). The unaudited pro forma condensed combined financial statements give effect to the exchange of these assets of LPI Media for $24.0 million in cash at closing (excluding $1.0 million cash paid at closing for certain pre-paid deposits and other expenses in transactions costs) and a secured note payable agreement having an aggregate principal amount of $7.1 million.
Note 2: Pro Forma Adjustments
Pro forma adjustments are necessary to reflect the preliminary purchase price allocation, which includes adjustments to (1) reflect the amortization related to the estimated amortizable intangible assets, (2) reflect the interest expense on the secured note payable consideration under the purchase agreement, and (3) reflect the income tax effects related to the pro forma adjustments.
Pro forma adjustments were necessary to eliminate intercompany transactions between PlanetOut and LPI Media. No pro forma adjustments were required to conform LPI Media’s accounting policies to PlanetOut’s accounting policies. Certain reclassifications were necessary to conform LPI Media’s historical amounts to PlanetOut’s presentation.
The eventual impact on cost of goods sold for the fair value adjustment to inventory acquired of $0.6 million has been excluded from the unaudited pro forma condensed combined statement of earnings for the twelve months ended December 31, 2005 as this represents a nonrecurring item directly attributable to the acquisition.
PlanetOut has not identified any pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available that would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.
The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:
A.	To eliminate intercompany revenue and expenses arising from transactions between LPI Media and PlanetOut.
B.	To eliminate amortization of historical identifiable intangible assets of LPI Media.
C.	To record amortization of the intangible assets resulting from the acquisition.
D.	To record interest expenses on secured notes payable exercised upon closing of the asset purchase agreement at PlanetOut’s incremental borrowing rate at the date of acquisition of 7.25%.
E.	To reflect the cash portion of the purchase price and resulting decrease in interest income based on the weighted average rate of return for the periods presented.
Note 3: Pro Forma Earnings Per Share
The pro forma basic and diluted earnings per share are based on the weighted average number of shares of PlanetOut common stock outstanding as of December 31, 2005.